Exhibit 99.2

Management’s Discussion & Analysis

For the three and nine months ended

September 30, 2024

enCore Energy Corp. Management’s Discussion and Analysis For the nine months ended September 30, 2024 and 2023

Introduction

Set out below is management’s assessment and analysis of the results of operations and financial condition of enCore Energy Corp. and its subsidiaries (“enCore”, or the “Company”) for the three and nine months ended September 30, 2024. The following information is prepared as of September 30, 2024, and should be read in conjunction with the unaudited condensed consolidated interim financial statements for the nine months ended September 30, 2024 and 2023, and the accompanying notes thereto, as well as Management’s Discussion and Analysis for the year ended December 31, 2023, as contained in our Form 40-F Annual Report for 2023, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). All dollar figures included in this management’s discussion and analysis (“MD&A”) are quoted in United States Dollars unless otherwise indicated. Additional information related to the Company is available on SEDAR+ at www.sedarplus.ca.

Our Business: America’s Clean Energy Company™

Business Operations Update

The Company is focused on producing uranium in the United States and delivering that uranium to customers. The Company currently utilizes only the proven In-Situ Recovery technology (ISR) to provide necessary fuel for the generation of clean, reliable, and carbon-free nuclear energy.

Although the United States is the world’s largest consumer of uranium and largest producer of nuclear energy, it remains dependent on imported uranium. Due to the current geopolitical environment, the Company expects increasing demand for domestically produced uranium as U.S. utilities transition to domestic supply following the recent ban of Russian enriched uranium. enCore’s strategy is to leverage its uranium production to drive value for its shareholders and be a United States preferred supplier. With current and future sales contracts extending through year 2029 enCore’s product will fuel clean, reliable and carbon-free electricity generation. Used for nuclear energy, uranium is an important green energy fuel source. Unlike other power generation, the cost of nuclear fuel (uranium) is a small percentage of total power generating costs.

enCore owns 3 of the 11 licensed and constructed Central ISR Uranium Processing Plants (CPPs) in the United States.1 All of its existing facilities are located in the State of Texas. Our plants are designed and permitted to process uranium from a mix of satellite plants and primary sources within South Texas. In addition, the Company has several key mineral resource projects in other jurisdictions within the United States. Our NI43-101 compliant resources are listed below:

Total measured and indicated Mineral Resources	74.42 million lbs U3O8
Total inferred Mineral Resources	26.47 million lbs U3O8

The Company’s production strategy over the next 3 years is centered around two of its fully licensed Texas CPPs; Rosita and Alta Mesa. The CPPs located at the Rosita and Kingsville Dome projects are designed for, and fully capable of, processing feed resin from relocatable satellite ion-exchange (IX) plants employed at various deposits within a 100-mile radius of each plant. The Rosita Central Processing Plant was the starting point for enCore’s Texas production strategy. In Q4 2023, the Company announced it had commenced uranium recovery operations at Rosita from the Rosita Extension wellfield, PAA-5. Rosita is located approximately 60 miles from Corpus Christi, Texas and has an 800,000-pound U3O8 per year production capacity. Newly modernized and refurbished in 2023, the Rosita Plant will act as the central processing site for the Rosita South, Upper Spring Creek, and Butler Ranch Uranium Projects. At its Rosita CPP, 67,993 pounds U3O8 were extracted and packaged year to date. During the three months ended September 30, 2024, the Company conducted resource development drilling work at its Upper Spring Creek Project to recently acquired properties in order to identify uranium roll fronts that may extend from the Company’s initial wellfield. Following the approval of the Class III Underground Injection Control (“UIC”) permit received in June 2024, the Company began installing the monitor well ring and baseline wells for the first wellfield at the Upper Spring Project. The project is planned to include a satellite ion exchange (“IX”) facility and wellfield that will feed the Rosita CPP.

[1]	Domestic Uranium Production Report First-Quarter 2024, Energy Information Administration, May 2024

enCore Energy Corp. Management’s Discussion and Analysis For the nine months ended September 30, 2024 and 2023

In February 2023, the Company acquired 100% of the Alta Mesa Project from Energy Fuels, Inc. for $120 million. enCore’s fully licensed Alta Mesa ISR Uranium CPP is located approximately 100 miles southeast of Corpus Christi, TX, and has a production capacity of 1.5 million lbs U3O8 per year through its IX exchange system located at the plant. The facility has IX elution, precipitation, drying, and packaging capacity for 2.0 million lbs U3O8 per year. This capacity is designed to accept direct production feed to the IX columns in the plant and concurrently accept loaded resin from satellite locations. The Alta Mesa Project includes existing and near-term production areas, including the fully permitted and authorized production areas 6 & 7. The project also has 9 additional mineral resource areas described below in the “Our Assets” section. In total, the project encompasses mineral leases on 200,000 acres of private land. In February 2024, the Company sold a 30% interest in the Alta Mesa project to Boss Energy Limited for $60 million. The injection of capital to the Company from the sale of the 30% interest in the Alta Mesa Project allowed the Company to accelerate future production strategy.

In June 2024, the company announced the successful startup of uranium recovery operations at the Alta Mesa Uranium Central Processing Plant (“CPP”) and Wellfield (“Alta Mesa Project”). With the restart of the previously producing Alta Mesa Project, enCore Energy is now the only uranium producer in the United States with multiple production facilities in operation. The initial ramp up will be a progressive process to advance and continually increase uranium production via direct feed to the CPP. Development drilling and wellfield installation continued at Wellfield 7 at Alta Mesa to support expanding production through a second IX circuit at the CPP. During the quarter, wellfield solution head grades at Alta Mesa Project.peaked at approximately 140 mg/L U3O8 and averaged approximately 65 mg/L U3O8. At the Alta Mesa CPP, 38,589 pounds U3O8 were extracted and packaged as of the nine months ended September 30, 2024. The Company conducted resource development drilling work at Alta Mesa to improve confidence in areas near the Alta Mesa CPP and the Mesteña Grande resource area.

The Company started uranium recovery operations at its Rosita CPP in November, 2023 and at its Alta Mesa CPP in June, 2024. Combined, 100,261 pounds U3O8 was packaged from our South Texas operations over the nine month period. Additionally, over the same period, the Company shipped 56,551 pounds U3O8 to a North American Conversion Facility.

The Kingsville Dome Central ISR Uranium Processing Plant (Kingsville Dome CPP) is currently maintained and available to increase production capacity as additional satellite plants and production wellfields are brought into production. This facility, similar in size and design to the Rosita facility, has a capacity of 800,000 lbs U3O8 per year.

With a diverse portfolio of uranium projects, enCore is prioritizing projects that will utilize ISR technology to produce uranium. ISR, when compared to conventional open pit or underground mining, requires less capital and operating expenditures with a shorter lead time to extraction and a reduced impact on the environment, including minimizing groundwater use. The historic worker safety record in the ISR segment of the mining industry is significantly better than that of conventional underground and open pit uranium mining and milling.

enCore has a significant economic opportunity in the changing and growing uranium market and nuclear energy industry. Its strong technical team forms the basis for its strength with extensive expertise in ISR operations, reclamation, permitting and exploration. The Company has a broad set of uranium assets that provide a growing production pipeline that includes current and near-term production in Texas followed by pipeline projects in South Dakota and Wyoming with longer term production planned from enCore’s extensive resources in other states.

Notably, the advanced stage Dewey-Burdock Uranium Project (Dewey-Burdock) in South Dakota has demonstrated ISR resources, including a 2019 Preliminary Economic Assessment (PEA) citing robust economics. The Company is in the process of reviewing and updating the PEA to reflect current economics and planning. The project has its source material license from the US Nuclear Regulatory Commission (NRC) and its underground injection permits and aquifer exemption from the US Environmental Protection Agency (EPA). In 2023, the Company announced that the NRC approval was considered final when appeals of the license approval were exhausted following a successful outcome from the Circuit Court of Appeals for the District of Columbia. The underground injection permits were appealed to the EPA’s Environmental Appeals Board (EAB) and the aquifer exemption was appealed to the 8th Circuit Court of Appeals. In September 2024, the EAB issued its ruling on the appeal regarding the underground injection permits. The underground injection control permits are required to authorize injection for uranium recovery, and the aquifer exemption is a change to the State’s groundwater protection program, authorized by the EPA, to remove a limited, mineral bearing portion of an aquifer from protection as an underground source of drinking water. Based on the successful outcome for the company of the appeal of the NRC license and the underground permits, we believe we will also be successful in the appeal of the aquifer exemption.

During the three months ended September 30, 2024, the Company conducted resource development drilling on its Dewey Terrace project area. The Dewey Terrace project is located across the Wyoming-South Dakota border from western extent of the Dewey Burdock ISR Uranium Project.

The Company has commenced the initial permitting work to advance the Gas Hills Uranium Project (Gas Hills) as an ISR uranium recovery operation located in central Wyoming, approximately 60 miles west of Casper, WY. As part of the initial data collection for project permitting, the Company initiated core drilling during the three months ended September 30, 2024. Gas Hills has a current resource and robust economics as described in a 2021 PEA. It is ideally located in the historic Gas Hills Uranium Mining District, a brownfield area of extensive previous mining. The Company has Dewey-Burdock and Gas Hills as its mid-term production assets within the planned production pipeline.

enCore Energy Corp. Management’s Discussion and Analysis For the nine months ended September 30, 2024 and 2023

The Company’s New Mexico assets represent a long-term asset in our planned production pipeline. enCore holds a dominant position in the historic Grants Uranium District in New Mexico through its control of mineral rights over approximately 500 square miles containing significant uranium resources in several different deposits. The Company is committed to the significant work necessary to overcome legacy issues related to historic uranium mining and milling in New Mexico and its effect on indigenous and local communities. The Company is executing an engagement strategy with local communities to educate one another and work together to realize economic and social benefits of collectively exploiting these significant resources in an environmentally superior way, unlocking the value of the assets to all parties’ benefit. In addition to these more advanced projects, the Company has significant mineral holdings in Wyoming, Arizona, and Utah.

The Company enjoys access to a large collection of proprietary databases of United States assets. This gives the Company access to exclusive benefits from historic exploration, development and production data generated over almost 100 years by several major companies including Union Carbide, W.R. Grace, UV Industries, Getty Oil, Uranium Resources Inc. Powertech (USA) Inc., Ucolo Exploration Co., and others.

Industry Update and Outlook

In October 2024, the World Nuclear Association reported, globally, there are currently 439 operable reactors and 66 reactors under construction. Many nations that have deployed nuclear power are appreciating its clean energy and energy security benefits, reaffirming their commitment, and developing plans to support existing reactor units while reviewing and developing policies to encourage more nuclear capacity.. In the U.S., several utilities have announced life extensions and power uprates of existing, operating reactors as well as restarting reactors that had been previously shutdown and planned for decommissioning because of government policy changes that are directly supporting nuclear power and growing power needs for data and artificial intelligence technology needs.

Ongoing geopolitical events continuing in 2024, the global focus on the climate crisis, and energy security concerns all continued to provide tailwinds to the nuclear energy industry while further highlighting supply and demand challenges. Driven by a tightened uranium market and growing security of supply concerns, uranium prices reached levels not seen since 2008. Significantly, the continuing Russian invasion of Ukraine is impacting global nuclear supply chains including the ability to reliably deliver enriched uranium from Russia to the United States, and to reliably deliver uranium produced in Kazakhstan to western uranium markets.

The Company believes that these recent events are resulting in a geopolitical realignment of uranium markets. In May 2024, H.R. 1042 was signed into law banning the imports of Russian enriched uranium into the United States, effective August 11, 2024, subject to waivers granted for supply for distressed reactors and the national interest, and the ban is fully in effect on January 1, 2028. Nuclear utility contracting to secure their long-term requirements for conversion and enrichment services we saw in 2023 has continued into 2024 as a result of the transition away from Russian supply of enriched uranium products. Higher prices across the fuel cycle and annual contracting activity that is getting closer to the rate required to replace what is consumed annually indicate that utilities are returning their focus to secure the uranium necessary to feed those services. The Company expects continued competition among utilities to secure long-term contracts for uranium products and services with proven producers who demonstrate strong environmental, social and governance performance and from assets in geopolitically attractive jurisdictions on terms that will ensure the availability of reliable supply to satisfy demand.

Some nuclear energy and uranium market highlights from the 3rd Quarter 2024 are below.

US and Global Market Events

●	Dominion Energy Virginia issued a Request for Proposals (RFP) from leading small modular reactor (SMR) nuclear technology companies to evaluate the feasibility of developing an SMR at the company’s North Anna Power Station in the state of Virginia.

●	NextEra Energy is considering a plan to restart the Duane Arnold Energy Center (601 MWe BWR) in the US state of Iowa, which ceased operating in 2000 after 45 years of commercial service. The restart plan is being considered in response to anticipated energy needs from new data centers being added to the local grid.

●	The Palisades Nuclear Power Plant in the US state of Michigan, which was permanently shut down more than two years ago, is on track to begin operating again in October next year, according to Holtec International. Before the plant (805 MWe PWR) can be restarted, however, it will need approval from the US Nuclear Regulatory Commission (NRC), which is expected to issue a decision in August next year, according to Holtec. The US Department of Energy (DOE) has closed a loan guarantee of up to US$1.52 billion, under the Inflation Reduction Act’s Energy Infrastructure Reinvestment Fund to support the restart of the Palisades Plant.

●	Constellation Energy announced the launch of the Crane Clean Energy Center (CCEC), named in honor of former Constellation CEO Chris Crane, that will involve the restart of Three Mile Island Unit 1 and add approximately 835 MW of carbon-free energy fulfill a 20-year power purchase agreement with Microsoft five years after it was shut down.

●	Oracle announced plans to power a new data center through nuclear energy and plans to deploy three small modular reactors to provide direct clean power to the facility.

enCore Energy Corp. Management’s Discussion and Analysis For the nine months ended September 30, 2024 and 2023

●	Google confirmed it is working on large-scale data centers that would use more than 1 GW of power to meet its corporate goal of zero carbon by 2030.

●	According to the Financial Times, Founders Fund, the venture capital firm co-founded by billionaire investor Peter Thiel, will support a nuclear start-up company, which will reportedly produce high-assay low-enriched uranium (HALEU) to fuel advanced nuclear reactors.

●	Indonesia has included nuclear power plants in its general electricity plan for 2033, which paves the way for potential construction of the Southeast Asian nation’s first commercial reactors.

●	Korea Hydro & Nuclear Power (KHNP) has been awarded a bid for at least two new reactors to be built in the Czech Republic as part of the Central European’s nation’s plan to expand its nuclear power program.

●	Spain’s Nuclear Safety Council (NSC) has approved the extension of the operating license for the Trillo Nuclear Power Plant for a 10-year period until 2034.

●	China’s State Power Investment Corporation (SPIC) and China General Nuclear Power Corp. (CGN) have received approval from the State Council to add four AP1000 technology-based plants to their growing list of new build projects. The new projects bring the total number of operational and approved reactors in China based on AP1000 technology to 16, according to Westinghouse.

●	The Prime Minister of Sweden announced that his country will begin construction of a new commercial nuclear reactor before the country’s next legislative election in 2026.

During the quarter the spot price of uranium was $85.50 per pound U3O81 and ended the quarter at $81.75 per pound U3O82. For the same period, UxC LLC reported long term prices, the indicator reflecting term base prices for escalation, was $79.00 per pound U3O8 on July 1, 2024, and $81.00 per pound U3O8 on September 30, 2024.

[1]	“July 1, 2024 Ux Price Post”, UxC, LLC
[2]	“September 30, 2024 UxC Weekly, UxC LLC

Sales of Uranium and Sales Agreements

As of October 31, 2024, the Company has executed 7 uranium sales agreements to supply uranium to nuclear power plants in the United States and 1 legacy uranium sales agreement with a uranium trading company. To support the Company’s development plans, our uranium sales strategy provides a base level of projected income from sales contracts while preserving significant ability to realize opportunities when strong short-term market fundamentals are present. This strategy ensures that the Company will have committed sales to support the capital necessary for construction of new projects while maintaining flexibility to be opportunistic as market conditions continue to change.

enCore’s uranium sales agreement portfolio a mix of market related pricing, hybrid base price and market related pricing, base escalated pricing, and fixed prices. Of enCore’s eight (8) current uranium sales agreements, five (5) are market related that typically retain exposure to spot pricing, while including minimum floor and maximum ceiling prices, some of which are adjusted upwards periodically for inflation. Minimum floor prices are set at levels that provide the Company with a comfortable margin over its expected costs of operations in Texas while still allowing the Company to participate in anticipated escalations of the price of uranium. The Company will continue to assess opportunities to secure future sales agreements that will support its continued project and production growth strategies. The Company is committed to honoring all sales commitments. To meet delivery obligations during the year as production increased, the company occasionally purchased U3O8 in the open market to fill those contractual obligations.

Currently, we have 4.795 million pounds U3O8 in committed uranium sales from 2024 through 2029. Three of the current contracts provide optionality to add an additional 1.525 million pounds U3O8 through 2032. During the 3rd Quarter, enCore completed two uranium sales totaling 120,000 pounds U3O8 for an average sales price of $77.14 per pound U3O8, not including convertor and transaction costs. 100,000 pounds U3O8 sold during the quarter was sourced from purchased uranium, and the balance was sourced from uranium produced at the Rosita CPP.

enCore Energy Corp. Management’s Discussion and Analysis For the nine months ended September 30, 2024 and 2023

Environmental, Social, and Governance Principles

The long-term success of enCore requires the integration of sustainability into all aspects of its business. Leading environmental, social and governance performance (ESG) is strongly correlated to strong financial performance and the creation of long-term value for enCore’s shareholders and other stakeholders. This includes striving to meet the highest standards, contributing toward sustainable development, and serving as responsible natural resource stewards to make positive and lasting impacts on the communities where we operate enCore is responsible to its shareholders, governments, and community stakeholders as the Company’s projects are advanced, and we consider appropriate best practices and innovative methods to meet and exceed these standards where practical, within our financial means. The Company announced on October 21, 2024, the release of its inaugural Sustainability Report that provides details on the Company’s commitment to ESG performance, and the report provides measurable goals for demonstrating performance for key ESG metrics. The Company’s Sustainability Report can be found at its website, https://encoreuranium.com.

Corporate Highlights for Third Quarter 2024

●	On July 9, 2024, the Company joined the Texas Nuclear Alliance (TNA). Through this partnership, the company is the first uranium producer to join the TNA, which is the only industry association in Texas dedicated to the advancement of nuclear technology in the state.

●	On August 28, 2024, the Company announced results from its annual general meeting of shareholders held on August 28, 2024. A total of 129 shareholders voting 102,194,697 shares, 55.32% of the Company’s issued and outstanding shares as of the record date, were represented at the meeting. All matters for approval at the meeting were duly authorized and approved.

●	On September 12, 2024, the Company provided an update on the regulatory progress for the Company’s 100% owned Dewey-Burdock In-Situ Recovery (“ISR”) Uranium Project located near Edgemont, South Dakota. On September 3, 2024, the Environmental Appeals Board (“EAB”) of the EPA issued its ruling on the Oglala Sioux Tribe’s (“OST”) appeal regarding the Dewey - Burdock Class III and V UIC Permits. In summary, the EAB decision:

◦	Reiterated the EAB 2023 decision denying OST claims and finding that EPA complied with the National Historic Preservation Act (“NHPA”) Section 106;

◦	Denied OST claims and found that EPA complied with NHPA Section 110;

◦	Denied OST claims that EPA failed to comply with the National Environmental Protection Act (NEPA);

◦	Reserved judgment on other OST claims until EPA expands the administrative record by adding documents, considers those additional materials, responds to related comments, and takes further appropriate action in reissuing the permit decisions;

◦	The EAB remanded the reserved issues to EPA and specified that any appeals challenging the reissued permit decisions will be limited to the issues reserved in the remand and any modifications to the permits made as a result of the remand.

●	On September 26, 2024, the Company signed its 8th supply agreement with Wolf Creek Nuclear Operating Corporation. for 300,000 pounds of U3O8. That increased the Company’s total committed sales of U3O8 from 4.5 million pounds to 4.8 million pounds through 2033.

enCore Energy Corp. Management’s Discussion and Analysis For the nine months ended September 30, 2024 and 2023

Highlights Subsequent to September 30, 2024

●	On October 3, 2024, the Company held a grand opening celebration at its Alta Mesa ISR Uranium Central Processing Plant and Wellfield in South Texas. The Grand Opening, co-hosted by joint venture partner Boss Energy Ltd, celebrated the restart of the Alta Mesa CPP and established enCore as the only uranium producer in the United States with multiple production facilities in operation.

●	On October 16, 2024, the Company announced on-going positive results from its Alta Mesa In-Situ Recovery Central Processing Plant (“CPP”) and Wellfield drill program. Drilling, designed to expand the producing wellfield capacity, continues to significantly exceed the cutoff grade thickness requirements for In-Situ Recovery (“ISR”) of uranium. The Company also reports that production from its first wellfield continues to progress with increases to the number of Alta Mesa production and injection wells on schedule for 2024 and continuing into 2025.

●	On October 17, 2024, the company appointed Ms. Stacy Nieuwoudt as a Director of the Board for enCore Energy Corp. Ms. Nieuwoudt will also serve on the Audit Committee and the Compensation Committee.

●

On October 21, 2024, the company released its inaugural Sustainability Report. The Report outlines the Company’s sustainability initiatives and key measurables and action items demonstrating enCore’s progress as a clean energy producer

.

●	On October 24, 2024, the Company provided an update on the production ramp up at its South Texas Alta Mesa In-Situ Recovery (“ISR”) Uranium Central Processing Plant (“Alta Mesa CPP”) and Wellfield. The Company has achieved an important milestone in the expansion of production and is now nearing flow capacity at the first of Alta Mesa CPP’s three ion exchange circuits (“IX circuits”). The three IX circuits can provide dissolved uranium in groundwater to the Alta Mesa CPP from multiple wellfields simultaneously.

Our Assets

The Company has properties across the Western United States. Approximate locations are shown in Figure 1.

Figure 1: Locations of enCore Energy Corp. Projects.

enCore Energy Corp. Management’s Discussion and Analysis For the nine months ended September 30, 2024 and 2023

Texas

The Company has three licensed and constructed uranium production facilities along with several mineral properties that are owned in fee or leased from private owners. The Figure 2 below describes the location of the uranium production facilities and the production project areas.

Figure 2: enCore Energy Corp. properties in South Texas.

The Kingsville Dome project is located in Kleberg County, Texas. It is a licensed and constructed past operating production facility that is currently maintained in a standby state. The project area consists of mineral properties that are leased by the Company or owned in fee by the Company. The Central Processing Plant is located on land owned by the Company.

The Rosita Project is located in Duval County, Texas. It is a licensed and constructed past operating production facility that is currently operating and producing uranium from the nearby Rosita Extension wellfield. The project area consists of mineral properties that are leased by the Company or owned in fee by the Company. The Central Processing Plant is located on land owned by the Company. The Rosita project also includes the Rosita South Development Area within the project boundary.

The Upper Spring Creek Project consists of two project areas, Brown and Brevard, located in Live Oak and Bee counties in Texas, respectively. The project will be developed and operated as a satellite wellfield operation to be processed at the Rosita Central Processing Plant.

The Butler Ranch Exploration project is located in Karnes County, Texas. The Butler Ranch project will be developed as a satellite wellfield to the Rosita Central Processing Plant.

The Alta Mesa Project consists of 200,000 acres of leased private mineral properties located in Brooks and Jim Hogg Counties, Texas. The Company announced on June 13, 2024, that it had started uranium production operation at the Alta Mesa CPP and wellfield located on Production Area 7 (PAA7). In February 2024, the Company entered into a joint venture with Boss Energy, Ltd. to develop and advance the project. The Company retains ownership of 70% of the project and Boss Energy holds 30%. The Mesteña Grande Exploration project is a portion of the Alta Mesa Project, and it will be developed as multiple satellite wellfields to feed the Alta Mesa Central Processing Plant. The January 2023 N.I. 43-101 Technical Report Summary for the Alta Mesa Uranium Project, Brooks and Jim Hogg Counties, Texas, USA can be found on the Company’s website at https://encoreuranium.com/wp-content/uploads/2023/02/TechReport.pdf.

enCore Energy Corp. Management’s Discussion and Analysis For the nine months ended September 30, 2024 and 2023

Wyoming

The Gas Hills Project is located in Fremont and Natrona Counties, Wyoming. The August 2021 NI 43-101 Technical Report and Preliminary Economic Assessment Gas Hills Uranium Project in Fremont and Natrona Counties, Wyoming, USA can be found on the Company’s website at https://encoreuranium.com/wp-content/uploads/2022/08/Gas-Hills.pdf.

The Dewey Terrace Exploration project is located in Weston and Niobrara Counties, Wyoming. The project is adjacent to the Company’s NRC licensed Dewey-Burdock Project along the Wyoming-South Dakota state line.

The Aladdin Exploration project is located in Weston County, Wyoming.

The Juniper Ridge Project is located in southern Sweetwater County, Wyoming, near the state line with Colorado.

South Dakota

The Dewey-Burdock Project is an in-situ recovery uranium project located near Edgemont, South Dakota. The December 2020 NI 43-101 Technical Report and Preliminary Economic Assessment of the Dewey-Burdock Uranium ISR Project South Dakota, USA, can be found on the Company’s website at https://encoreuranium.com/wp-content/uploads/2022/02/Azarga-Amended-Technical-Report-Compiled.pdf.

Other Assets

Utah

The Ticaboo project consists of three portions of a claim block located in Garfield County, Utah with low grade uranium ore stockpiles. The Company has a federal Plan of Operation and State of Utah approval for processing of the assets. The Company owns various mining claims throughout southern Utah, including Emery, Garfield, and San Juan Counties. All of these are in relative proximity to the White Mesa Mill in Blanding County, Utah.

Arizona

The Company owns or controls several Arizona State mineral leases and unpatented federal lode mining claims covering acreage in the northern Arizona Strip district.

Colorado

The Centennial Uranium Project is located in northeastern Colorado.

New Mexico

The Company has several uranium mineral holdings and project areas in New Mexico.

The Nose Rock Project is located in McKinley County, New Mexico. The Treeline project is located in McKinley and Cibola Counties, Grants Uranium District, New Mexico. The Crownpoint-Hosta Butte Uranium Project: the Company owns a 100% interest in the McKinley County properties and a 60 - 100% interest in the adjacent Crownpoint and Hosta Butte properties, all of which are located in McKinley County, New Mexico. The Company holds a 60% interest in a portion of a certain section at Crownpoint. The Company owns a 100% interest in the rest of the Crownpoint and Hosta Butte project area, subject to a 3% gross profit royalty on uranium produced. The 2022 N.I. 43-101 compliant technical report can be found on the Company’s website at https://encoreuranium.com/wp-content/uploads/2022/03/05.-CPHB-Technical-Report.pdf. The West Largo Project is near the Grants Mineral Belt in McKinley County, New Mexico.

The Company holds several sections of mineral properties in an area located primarily in McKinley County and Cibola County in northwestern New Mexico. These mineral properties are part of the former railroad checkerboard holdings that the company has acquired over the last several years.

enCore Energy Corp. Management’s Discussion and Analysis For the nine months ended September 30, 2024 and 2023

Results of Operations:

Three Months Ended September 30, 2024 Compared to Three Months Ended September 30, 2023

The following table summarizes the results of operations for the three months ended September 30, 2024 and 2023:

	Three Months Ended
	2024 $	2023 $	Increase (Decrease)	Percent Change
Revenue	9,257,800	-	9,257,800	100%
Cost of goods sold	(10,630,957)	-	(10,630,957)	100%
Operating expenses, excluding stock option expense	(10,757,233)	(5,489,193)	(5,268,040)	96%
Stock option expense	(2,278,747)	(1,525,160)	(753,587)	49%
Interest income	650,875	19,725	631,150	3200%
Interest expense	(452,430)	(1,207,011)	754,581	(63)%
Foreign exchange (loss) gain	(1,783,115)	1,621,940	(3,405,055)	(210)%
Gain on divestment of mineral interests	-	8,010,687	(8,010,687)	(100)%
(Loss) gain on marketable securities	(1,473,783)	7,234,293	(8,708,076)	(120)%
Gain on sale of asset	-	638,500	(638,500)	(100)%
Net Income (loss)	(17,467,590)	9,303,781	(26,771,371)	(288)%
Basic and diluted earnings (loss) per share1	(0.10)	(0.06)	(0.04)	61%

The following table sets forth selected operating data and financial metrics for uranium sales for the three months ended September 30, 2024 and 2023.

	Three Months Ended		Increase	Percent
	2024	2023	(Decrease)	Change
Volumes Sold (lbs)	120,000	-	120,000	nm
Realized Sales Price ($/lb)	77.15	-	77.15	nm
Costs applicable to revenues ($/lb)	88.59	-	88.59	nm

●	Revenue from uranium for the three months ended September 30, 2024 was $9,257,800 due to the completed sale of 120,000 pounds of our inventories to major U.S. nuclear utilities at a realized sales price of $77.15 per pound of uranium which includes the contractual sales price less sales related costs such as transfer fees . There were no revenues from uranium for the three months ended September 30, 2023.

●	Costs applicable to uranium were $10,630,957 for the three months ended September 30, 2024 related to the completed sale of 120,000 pounds of our inventories at a weighted average cost of $88.59 per pound. The company’s weighted average cost components include cost of purchased uranium and uranium from production and significant non-cash costs, such as depletion. There were no costs applicable to uranium concentrates for the three months ended September 30, 2023.

●	Operating expenses for the three months ended September 30, 2024, were $10,757,233 as compared to $5,489,193 for the three months ended September 30, 2023. This increase primarily reflects the growth and increased activity levels the Company experienced in 2024.

●	The company recognized a loss of $1,473,783 on the fair value of marketable securities for the three months ended September 30, 2024, compared to a gain of $7,234,293 for the three months ended September 30, 2023. Unrealized losses for the three months ended September 30, 2024, are due to losses for all investments.

enCore Energy Corp. Management’s Discussion and Analysis For the nine months ended September 30, 2024 and 2023

●	Interest expense for the three months ended September 30, 2024, and September 30, 2023, was $452,430 and $1,207,011, respectively. This reduction is attributable to the Company’s debt pay down of $40,000,000 in 2023 and conversion of the $60,000,000 convertible promissory note in February 2024, partially offset by interest expense on the uranium loan in 2024.

●	Foreign exchange loss for the three months ended September 30, 2024, was $1,783,115 compared to a loss of $1,621,940 for the three months ended September 30, 2023. This change reflects the increase in assets and liabilities as well as the impact of foreign exchange fluctuations on the Company’s Canadian Dollar denominated financial assets and liabilities.

Nine Months Ended September 30, 2024 Compared to Nine Months Ended September 30, 2023

The following table summarizes the results of operations for the six months ended September 30, 2024 and 2023:

	Nine Months Ended
	2024 $	2023 $	Increase (Decrease)	Percent Change
Revenue	44,972,063	-	44,972,063	100%
Cost of goods sold	(47,005,543)	-	(47,005,543)	100%
Operating expenses, excluding stock option expense	(24,546,130)	(18,226,280)	(6,319,850)	35%
Stock option expense	(4,600,697)	(3,535,299)	(1,065,398)	30%
Interest income	1,974,894	347,984	1,626,910	468%
Interest expense	(1,311,427)	(3,007,011)	1,695,584	(56)%
Foreign exchange gain (loss)	2,471,913	735,249	1,736,664	236%
Gain on divestment of mineral interests	24,240	10,091,565	(10,067,325)	(100)%
Gain (loss) on marketable securities	(3,434,894)	5,307,976	(8,742,870)	(165)%
Gain (loss) on sale of asset	(18,028)	2,597,500	(2,615,528)	100%
Net Income (loss)	(31,473,609)	(5,688,316)	(25,785,293)	453%
Basic and diluted earnings (loss) per share	(0.10)	(0.04)	-	-%

The following table sets forth selected operating data and financial metrics for uranium sales for the nine months ended September 30, 2024 and 2023.

	Nine Months Ended		Increase	Percent
	2024	2023	(Decrease)	Change
Volumes Sold (lbs)	530,000	-	530,000	nm
Realized Sales Price ($/lb)	84.85	-	84.85	nm
Costs applicable to revenues ($/lb)	88.69	-	88.69	nm

●	Revenue from uranium for the nine months ended September 30, 2024, was $44,972,063 due to the completed sale of 530,000 pounds of our inventories to major U.S. nuclear utilities at a realized sales price of $84.85 per pound of uranium which includes the contractual sales price less sales related costs such as transfer fees . There were no revenues from uranium for the nine months ended September 30, 2023.

●	Costs applicable to uranium were $47,005,543 for the nine months ended September 30, 2024, related to the completed sale of 530,000 pounds of our inventories at a weighted average cost of 88.69 per pound. The company’s weighted average cost components include cost of purchased uranium and uranium from production and significant non-cash costs, such as depletion. There were no costs applicable to uranium concentrates for the nine months ended September 30, 2023.

●	Operating expenses for the nine months ended September 30, 2024, were $24,546,130 as compared to $18,226,280 for the nine months ended September 30, 2023. This increase primarily reflects the growth and increased activity levels the Company experienced in 2024.

enCore Energy Corp. Management’s Discussion and Analysis For the nine months ended September 30, 2024 and 2023

●	Losses recognized on the fair value of marketable securities for the nine months ended September 30, 2024, were $3,434,894 compared to a gain of $5,307,976 for the nine months ended September 30, 2023. This is primarily due to unrealized gain at Premier American Uranium in 2023 partially offset by losses in Anfield and Nuclear Fuels.

●	Interest expense for the nine months ended September 30, 2024, and September 30, 2023, was $1,311,427 and $3,007,011, respectively. This reduction is attributable to the Company’s debt pay down of $40,000,000 in 2023 and conversion of the $60,000,000 convertible promissory note in February 2024, partially offset by interest expense on the uranium loan in 2024.

●	Foreign exchange gain for the nine months ended September 30, 2024, was $2,471,913 compared to a gain of $735,249 for the nine months ended September 30, 2023. This change reflects the increase in assets and liabilities as well as the impact of foreign exchange fluctuations on the Company’s Canadian Dollar denominated financial assets and liabilities.

Liquidity and Capital Resources

As of September 30, 2024, the Company had cash and cash equivalents of $46,348,623 (December 31, 2023 - $7,493,424) and working capital of $77,197,002 (December 31, 2023 - $19,045,294).

On February 26, 2024, pursuant to the terms of a Master Transaction Agreement dated December 5, 2023, Boss Energy acquired a 30% equity interest in a new limited liability company (the“JV Company”) that was formed to hold the Alta Mesa project, in exchange for a payment to enCore of $60 million. enCore holds 70% equity in the JV Company. Upon closing of the Transaction, the parties entered into a joint venture agreement (the “JV Agreement”) which will govern the JV Company. Pursuant to the JV Agreement, enCore will act as manager of the JV Company and will be entitled to a management fee. The JV Company will distribute uranium from production at Alta Mesa on a pro rata basis according to enCore and Boss Energy’s ownership interests. In the event a party’s interest falls below 10%, the other party shall have a right to either acquire that interest, or elect to have the interest converted into a 1% production royalty at Alta Mesa.

Concurrently with the establishment of the JV Company, the parties entered into a uranium loan agreement providing for up to 200,000 pounds of uranium to be lent by Boss Energy to enCore. The loan will bear interest of 9% and be repayable in 12 months. Under the agreement enCore may prepay the loan in full or part after six months and would be subject to a prepayment fee of $200,000. Both the prepayment and the prepayment fee can be paid in cash or uranium at the election of Boss Energy.

Boss Energy also acquired 2,564,102 common shares of enCore at a price of $3.90 per share for total proceeds to enCore of $10 million. The share price was fixed under the Master Transaction Agreement dated December 5, 2023, with the common shares subject to a four-month statutory hold period that expired on June 27, 2024.

Finally, the parties also entered into a strategic collaboration agreement for the joint collaboration and research to develop the Company’s Prompt Fission Neutron (“PFN”) technology, to be financed equally by each party. The Company’s use of PFN technology allows for near real-time in situ uranium assay using conventional borehole logging equipment.

Management believes the company has a strong balance sheet, providing sufficient resources to fund all planned activities for the next 12 months. The Company’s long-term continued operations are dependent on its ability to monetize assets, raise funding from loans or equity financings, deliver uranium into sales at a price above cost, or through other financing arrangements. There is no assurance that future financing activities will be successful.

From January 1 through September 30, 2024, the Company issued:

●	6,872,143 common shares pursuant to the conversion of the outstanding balance on its convertible note by its holder.

●	8,224,985 shares for warrants exercised for gross proceeds of $24,134,448.

●	2,055,617 shares for stock options exercised for gross proceeds of $3,196,101.

●	495,765 shares for its At-The-Market (ATM) program for gross proceeds of $2,008,261.

enCore Energy Corp. Management’s Discussion and Analysis For the nine months ended September 30, 2024 and 2023

Contractual Purchase Obligations

The Company did not have significant contractual purchase obligations as of September 30, 2024.

Transactions with Related Parties

Key management personnel and compensation

Related parties include key management of the Company and any entities controlled by these individuals as well as other entities providing key management services to the Company. Key management personnel consist of directors and senior management including the Executive Chairman, Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, and Chief Legal Officer.

The amounts paid to key management or entities providing similar services are as follows:

		September 30, 2024 $	September 30, 2023 $
Consulting	(1)	$192,000	$111,759
Directors’ fees	(2)	222,000	116,583
Staff costs		1,512,270	2,407,490
Stock option expense		3,143,635	2,795,445
Total key management compensation		$5,069,905	$5,431,277

(1)	During the nine months ended September 30, 2024, the Company incurred communications & community engagement consulting fees of $192,000 (September 30, 2023 - $111,759) according to a contract with 5 Spot Corporation in 2024 and 2023 as well as Tintina Holdings, Ltd., in 2023. In July 2023, the Tintina Holdings, Ltd contract was reassigned to 5 Spot Corporation. Both companies are owned by the spouse of the Company’s Executive Chairman.

(2)	Directors’ Fees are included in staff costs on the consolidated statements of loss and comprehensive loss.

During the nine months ended September 30, 2024, the Company granted 2,010,000 (September 30, 2023 – 2,075,000) options to key management, with a fair value of $5,511,010 (September 30, 2023 – $3,184,425).

As of September 30, 2024, and December 31, 2023, the following amounts were owing to related parties:

		September 30, 2024 $	December 31, 2023 $
5 Spot Corp	Consulting services	40,766	12,000
Hovan Ventures LLC	Consulting services	—	7,000
Officers and Board members	Accrued compensation	159,721	2,501,594
		200,487	2,520,594

Financial Instruments Risks

Please refer to the December 31, 2023, consolidated financial statements on www.sedarplus.ca or on the SEC’s Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system at www.sec.gov/edgar.

In January 2024, the Company subscribed to a unit offering with Nuclear Fuels Inc. whereby the Company acquired 1,716,260 units at a price of C$0.60 per unit for gross consideration of C$1,029,756. Each unit is comprised of one common share and one-half of one share purchase warrant, with each whole warrant being exercisable into an additional common share at a price of C$0.80 for a period of 3 years, expiring January 24, 2027.

enCore Energy Corp. Management’s Discussion and Analysis For the nine months ended September 30, 2024 and 2023

Off Balance Sheet Arrangements

At September 30, 2024, the Company had no material off-balance sheet arrangements such as guarantee contracts, contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that trigger financing, liquidity, market or credit risk to the Company.

Accounting Policies and Critical Accounting Estimates and Judgements:

For a complete summary of all of our material accounting policies refer to Note 2: Material Accounting Policy Information of the Notes to the consolidated financial statements, Consolidated Financial Statements and Management’s Discussion and Analysis for the year ended December 31, 2023, in our Annual Report on Form 40-F for 2023 on www.sedarplus.ca or on the SEC’s Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system at www.sec.gov/edgar.

Other MD&A Requirements

Additional disclosure of the Company’s technical reports, material change reports, news releases and other information can be obtained on SEDAR+ at www.sedarplus.ca or on the SEC’s EDGAR system at www.sec.gov/edgar.

Contingencies

There are no contingent liabilities that have not been disclosed herein.

Proposed Transactions

There are no proposed transactions that have not been disclosed herein.

Risk Factors and Uncertainties

There have been no material changes from the risk factors disclosed in Management’s Discussion and Analysis of our Annual Report on Form 40-F for the year ended December 31, 2023.

enCore Energy Corp. Management’s Discussion and Analysis For the nine months ended September 30, 2024 and 2023

Cautionary Notes Regarding Forward-Looking Statements

This MD&A contains statements that, to the extent that they are not historical fact, may constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation, respectively. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “project”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes” or variations (including negative variations) of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements may include, but are not limited to, statements with respect to:

●	the Company’s future financial and operational performance;

●	the sufficiency of the Company’s current working capital, anticipated cash flow or its ability to raise necessary funds;

●	the anticipated amount and timing of work programs;

●	our expectations with respect to future exchange rates;

●	the estimated cost of and availability of funding necessary for sustaining capital;

●	forecast capital and non-operating spending;

●	the Company’s plans and expectations for its property, exploration, development, and production;

●	the use of available funds;

●	expectations regarding the process for and receipt of regulatory approvals, permits and licenses under governmental and other applicable regulatory regimes, including U.S. government policies towards domestic uranium supply;

●	expectations about future uranium market prices, production costs and global uranium supply and demand;

●	expectations regarding holding physical uranium for long-term investment;

●	the establishment of mineral resources on any of the Company’s current or future mineral properties (other than the Company’s properties that currently have established mineral resource estimates);

●	future royalty and tax payments and rates;

●	expectations regarding possible impacts of litigation and regulatory actions; and

●	the completion of reclamation activities at former mine or extraction sites.

Such forward-looking statements reflect the Company’s current views with respect to future events, based on information currently available to the Company and are subject to and involve certain known and unknown risks, uncertainties, assumptions and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed in or implied by such forward-looking statements. The forward-looking statements in this MD&A are based on material assumptions, including the following:

●	the Company budget, including expected levels of exploration, evaluation, development, production and operational activities and costs, as well as assumptions regarding market conditions and other factors upon which we have based the Company’s income and expenditure expectations;

enCore Energy Corp. Management’s Discussion and Analysis For the nine months ended September 30, 2024 and 2023

●	assumptions regarding the timing and use of the Company’s cash resources;

●	the Company’s ability to, and the means by which the Company can, raise additional capital to advance other exploration objectives;

●	the Company’s operations and key suppliers, employees, contractors and subcontractors will be available to continue operations;

●	the Company’s ability to obtain all necessary regulatory approvals, permits, and licenses for the Company’s planned activities under governmental and other applicable regulatory regimes;
●	the Company’s expectations for the demand and supply of uranium, the outlook for long-term contracting, changes in regulations, public perception of nuclear power, and the construction of new and ongoing operation of existing nuclear power plants;

●	the Company’s expectations regarding spot and long-term prices and realized prices for uranium;

●	the Company’s expectations that the Company’s holdings of physical uranium will be helpful in securing project financing and/or in securing long- term uranium supply agreements in the future;

●	the Company’s expectations regarding tax rates, currency exchange rates, and interest rates;

●	the Company’s decommissioning and reclamation obligations and the status and ongoing maintenance of agreements with third parties with respect thereto;

●	the Company’s mineral resource estimates, and the assumptions upon which they are based;

●	the Company’s employees’ and contractors’, ability to comply with current and future environmental, safety and other regulatory requirements and to obtain and maintain required regulatory approvals; and

●	the Company’s operations are not significantly disrupted by political instability, nationalization, terrorism, sabotage, pandemics, social or political activism, breakdown, natural disasters, governmental actions, litigation or arbitration proceedings, equipment or infrastructure failure, labor shortages, transportation disruptions, or other development or exploration risks.

The risks, uncertainties, assumptions and other factors that could cause actual results to differ materially from any future results expressed in or implied by the forward-looking statements in this MD&A include, but are not limited to, the following factors:

●	exploration and development risks;

●	changes in commodity prices;

●	access to skilled mining personnel;

●	results of exploration and development activities;

●	uninsured risks;

●	regulatory risks;

●	defects in title;

●	availability of supplies, timeliness of government approvals and unanticipated environmental impacts on operations;
●	risks posed by the economic and political environments in which the Company operates and intends to operate;

●	the potential for losses arising from the expansion of operations into new markets;

enCore Energy Corp. Management’s Discussion and Analysis For the nine months ended September 30, 2024 and 2023

●	increased competition;

●	assumptions regarding market trends and expected demand and desires for the Company’s products and proposed products;

●	reliance on industry manufacturers, suppliers and others;

●	the failure to adequately protect intellectual property;

●	the failure to adequately manage future growth;

●	adverse market conditions; and

●	the failure to satisfy ongoing regulatory requirements.

In addition, the risks, assumptions, and other factors set out herein (including under Risk Factors and Uncertainties) and in the Company’s public filings, including its most recent Annual Information Form, could cause actual results to differ materially from any future results expressed in or implied by the forward-looking statements in this MD&A. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. These risks, uncertainties, assumptions and other factors should be considered carefully, and prospective investors and readers should not place undue reliance on the forward-looking statements.

Any forward-looking statement speaks only as of the date on which such statement is made, and the Company undertakes no obligation to update any forward-looking statement or information or statements to reflect information, events, results, circumstances or otherwise after the date on which such statement is made or to reflect the occurrence of unanticipated events, except as required by applicable laws. New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of each such fact on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements or information.

All of the forward-looking statements contained in this MD&A are qualified by the foregoing cautionary statements.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES: The Company reports mineral resources on its projects according to Canadian standards, which differ from the requirements of U.S. securities laws. As a result, the Company reports the mineral resources of the projects it has an interest in according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The requirements of NI 43-101 and the CIM Standards differ from the requirements of the SEC that are applicable to domestic United States reporting companies under subpart 1300 of Regulation S-K (“S-K 1300”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As an issuer that prepares and files its reports with the SEC pursuant to the multi-jurisdictional disclosure system of the Exchange Act, the Company is not subject to the requirements of S-K 1300. Any mineral resources reported by the Company in accordance with NI 43-101 and CIM Standards may not qualify as such under or differ from those prepared in accordance with S-K 1300. Accordingly, information included in this MD&A concerning descriptions of mineralization and estimates of mineral resources under Canadian standards may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of S-K 1300.

enCore Energy Corp. Management’s Discussion and Analysis For the nine months ended September 30, 2024 and 2023

Outstanding Share Data

Issued share capital: 181,732,963 common shares

a)	Outstanding stock options:

Expiry Date	Outstanding Options	Average Exercise Price C$
October 2024	66,666	5.76
May 2025	540,499	0.66
September 2025	475,000	1.35
October 2025	5,000	1.20
January 2026	53,333	2.82
February 2026	86,667	6.02
May 2026	182,292	3.89
December 2026	65,000	5.30
January 2027	16,667	5.01
February 2027	2,120,833	4.20
May 2027	83,333	4.32
June 2027	166,667	3.75
November 2027	133,334	3.65
December 2027	50,000	3.30
January 2028	25,000	3.38
February 2028	44,681	3.10
April 2028	67,000	2.61
May 2028	1,995,500	2.79
June 2028	60,000	3.10
October 2028	35,000	4.24
January 2029	125,000	6.25
February 2029	185,000	6.04
March 2029	40,000	5.37
April 2029	37,000	6.20
May 2029	40,000	6.25
June 2029	2,232,000	5.65
	8,931,472

b)	Outstanding share purchase warrants:

Expiry Date	Outstanding Warrants	Exercise Price C$
May 2025	56,444	3.251
February 2026	20,434,640	3.806
	20,491,084

c)	Convertible Promissory note:

A portion of the consideration paid to Energy Fuels, Inc in the Company’s acquisition of the Alta Mesa Project was a $60,000,000 secured vendor take-back convertible promissory note. The Promissory Note had a two-year term and bore interest at 8% per annum.

During the year ended December 31, 2023, the Company paid $40,000,000 of the principal balance off, reducing the outstanding principal balance at that date to $20,000,000. In February 2024, the balance was converted by issuance of 6,872,143 common shares to the debt holder eliminating the debt.